UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)
LASERSCOPE

(Name of Subject Company)
LASERSCOPE

(Name of Persons Filing Statement)
Common Stock, no par value

(Title of Class of Securities)
518081104

(CUSIP Number of Class of Securities)
Martin J. Emerson, President and Chief Executive Officer
Laserscope
3070 Orchard Drive
San Jose, California 95143-2011
(408) 943-0636

(Name, address, and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 8. Additional Information.
Item 9. Material to be Filed as Exhibits. **

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2006, as amended to by Amendment No. 1 thereto filed with the SEC on July 5, 2006 and Amendment No. 2 thereto filed with the SEC on July 11, 2006 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Kermit Merger Corp. (“Purchaser”), a California corporation and an indirect, wholly owned subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), to purchase for cash all of the issued and outstanding shares of common stock, no par value (the “Shares”), of Laserscope, a California corporation (“Laserscope”), at a price of $31.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by Purchaser and AMS with the Securities and Exchange Commission on June 14, 2006. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.
     This Amendment No. 3 makes certain changes to Items 3, 8 and 9 of the Schedule 14D-9 and should be read in conjunction with the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:
All of the references to the date of Amendment No. 1 to the Merger Agreement in Amendment No. 2 to the Schedule 14D-9 shall be changed to Amendment No. 1 “dated as of July 10, 2006” as opposed to “dated as of July 11, 2006.”
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
     "The Offer.
     The Offer expired at 12:00 midnight, Central Time, on July 19, 2006. AMS and the Purchaser were advised by American Stock Transfer & Trust Company, the depositary for the Offer (the “Depository”), that an aggregate of approximately 21,157,000 Shares were validly tendered (including approximately 1,353,000 Shares that were tendered pursuant to guaranteed delivery procedures), representing in excess of 90% of the issued and outstanding Shares, were validly tendered and not withdrawn prior to the expiration of the Offer. Accordingly, on July 19, 2006, the Purchaser announced that they had accepted for purchase and payment all such Shares that were validly tendered and not withdrawn prior to the expiration of the Offer. AMS and the Purchaser notified the Depository to pay promptly for the tendered and accepted Shares.”

Item 9. Material to be Filed as Exhibits. **
Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:
All of the references to the date of Amendment No. 1 to the Merger Agreement in Amendment No. 2 to the Schedule 14D-9 shall be changed to Amendment No. 1 “dated as of July 10, 2006” as opposed to “dated as of July 11, 2006.”

EXHIBIT NO.	DESCRIPTION

(a)(1)	Section 11 and Section 15 of the Offer to Purchase, dated June 14, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by American Medical Systems Holdings, Inc. and Kermit Merger Corp. with the Securities and Exchange Commission (the “SEC”) on June 14, 2006).

(a)(2)	Letter to Shareholders of Laserscope dated June 14, 2006.*

(a)(3)	Joint Press Release issued by American Medical Systems Holdings, Inc. and Laserscope dated June 5, 2006 (incorporated herein by reference to Exhibit 99.2 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006) (Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K and copies thereof will be furnished to the Securities and Exchange Commission supplementally upon request).

(e)(2)(i)	Form of Management Continuity Agreements between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on December 28, 2005).

(e)(2)(ii)	Form of First Amendment to Management Continuity Agreements between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(3)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain of the officers of Laserscope (incorporated herein by reference to Exhibit 99.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(4)	Confidentiality Agreement dated February 16, 2006 between Laserscope and American Medical Systems Holdings, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)

(e)(5)	Form of Indemnification Agreement.

(e)(6)	Information Statement of Laserscope pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder dated June 14, 2006 (included as Schedule I hereto).*

(e)(7)	Opinion of Goldman, Sachs & Co. dated June 3, 2006 (included as Schedule II hereto).*

(e)(8)	Complaint of Mark Greenwald against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.

(e)(9)	Complaint of Benjamin Del Vecchio against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.

(e)(10)(i)	Form of Retention Agreement (for eligible finance and accounting employees).

(e)(10)(ii)	Form of Retention Agreement (for other eligible employees).

(e)(11)	Amendment to Agreement and Plan of Merger, dated as of July 10, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on July 11, 2006).

(e)(12)	Memorandum of Understanding dated as of July 10, 2006 among Laserscope and the plaintiffs listed therein.

(g)(1)	Not Applicable.

* Included with Schedule 14D-9 mailed to the shareholders of Laserscope.

** All exhibits previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 20, 2006

By:	/s/ Martin J. Emerson
Martin J. Emerson
President and Chief Executive Officer